UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221
05425-902 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒     Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

SECOND QUARTER OF 2019 RESULTS

São Paulo, August 14, 2019. Linx S.A. (B3: LINX3; NYSE: LINX), announces its consolidated results for the second quarter of 2019 (2Q19). Our operating and financial information is presented based on consolidated figures, as per the Brazilian Corporate Law (Lei das S.A.) and accounting practices issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS).

Stock information
(August 13, 2019)
Market Cap
BRL6.5 billion
Equity
189,408,960 shares
Performance
Since the IPO (2013): +284.4%

Conference Call
(with simultaneous translation into English)
Thursday, August 15, 2019
3:00 p.m. (BRT), 2:00 p.m. (EST)
Phone: +1 646 828.8246
or +1 800 492.3904 (toll free)
Code: LINX

Investor Relations
Phone: +55 11 2103.1531
E-mail: ri@linx.com.br
Website: ri.linx.com.br

Public Relations
JeffreyGroup
Phone: +55 11 3185.0838
E-mail: linx@jeffreygroup.com

HIGHLIGHTS

Subscription revenue grew 14.4% compared to 2Q18, and represented 86% of total gross operating revenues.

Net operating revenues grew 12.8% in comparison with 2Q18.

Adjusted EBITDA grew 19.3% compared to 2Q18, with Adjusted EBITDA margin of 24.9% in the quarter.

The customer retention rate in 2Q19 was 99.3%, a slight improvement over the previous quarter.

RECENT EVENTS

Global Stock Offering: On June 26, Linx completed its Global Offering of 32.8 million shares, adding up to BRL 1.2 billion, considering Primary and Secondary Offerings (BNDESPar). The Offering took place simultaneously in the form of an IPO on the New York Stock Exchange (NYSE) and a follow-on on B3. By conducting its IPO on the NYSE, we facilitated the investment of foreign funds that do not trade directly on B3 and became the first publicly traded Brazilian software company on the NYSE.

Acquisition of Millennium: On June 27, we entered into a stock purchase agreement to acquire Millennium Network Ltda., a reference in ERP solutions for e-commerce businesses utilizing an SaaS model.  Of the total puchase price of BRL 109.6 million, we have paid BRL 65.0 million in cash, with the remaining BRL 44.6 million to be paid in earn-outs that are subject to the achievement of financial and operating targets from 2019 to 2022 in accordance with the stock purchase agreement. We acquired Millennium to strengthen our ecosystem with a highly scalable back-office solution that complements our existing solutions.

(BRL ´000)	2Q19	2Q18	YoY	1Q19	QoQ	1H19	1H18	HoH
Subscription revenue¹	188,201	164,525	14.4%	180,515	4.3%	368,716	326,887	12.8%
Consulting service revenue¹	30,794	29,364	4.9%	21,976	40.1%	52,770	48,925	7.9%
Gross operating revenues (GOR)	218,995	193,889	12.9%	202,491	8.2%	421,486	375,812	12.2%
Net operating revenues (NOR)	192,651	170,745	12.8%	176,805	9.0%	369,456	329,155	12.2%
EBITDA²	56,001	40,154	39.5%	49,685	12.7%	105,686	87,746	20.4%
EBITDA margin²	29.1%	23.5%	570 bps	28.1%	90 bps	28.6%	26.7%	210 bps
Adjusted EBITDA margin²	24.9%	23.5%	140 bps	26.0%	-120 bps	25.4%	24.3%	120 bps
Net income	12,468	18,348	-32.0%	17,180	-27.4%	29,648	44,800	-61.3%

(1) Subscription revenue for 2Q2018 was adjusted from BRL 155,702 to BRL 164,525 and consulting service revenue was adjusted from BRL 38,187 to BRL 29,364 due to the reclassification of royalties revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15. The reclassification of royalties revenues, which were reallocated from consulting service revenue to subscription revenue, was BRL 8,823 thousand in 2Q18.
(2) EBITDA, EBITDA Margin and Adjusted EBITDA Margin are non-IFRS financial measures. They are numerical measurements of our performance and financial position that exclude amounts that are not normally excluded in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA, EBITDA Margin and Adjusted EBITDA Margin should be considered in addition to, and not as substitutes for or superior to, net income, or other measures of the financial performance prepared in accordance with IFRS. EBITDA, EBITDA Margin and Adjusted EBITDA Margin are not measures of financial performance under IFRS, generally accepted accounting principles in the United States or Brazilian GAAP and should not be considered as alternatives to net income as measures of operating performance, operating cash flows or liquidity. EBITDA, EBITDA Margin and Adjusted EBITDA Margin do not have standardized meanings, and our definitions of EBITDA, EBITDA Margin and Adjusted EBITDA Margin may not be comparable with those used by other companies. EBITDA, EBITDA Margin and Adjusted EBITDA Margin present limitations that limit their usefulness as measures of profitability, as a result of not considering certain costs arising from business, which may affect, significantly, our profits, as well as financial expenses, taxes and depreciation.

NEW IDC RESEARCH

IDC released its annual study on the Brazilian retail software market, with results for 2018. According to the study, the estimated total addressable market (TAM) reached BRL 10.0 billion, an increase of 5.9% over 2017. Total revenue from retail management software (POS and ERP) in 2018 was BRL 1.3 billion, an increase of 6.1% over 2017 and a 13.3% penetration of TAM. This is a very positive result and reflects the resilience of solutions that make retailing more efficient and productive. Linx's market share reached 42.2% in 2018, a 90 bps growth over the previous year. Since the survey began in 2012, Linx has gained nearly 15 percentage points of market share, reflecting continued consolidation of its competitive position in the retail management software market.

We understand that the retail solutions market continues to provide a solid foundation for significant growth in Brazil because of its strategic position for the retailer. This view is underpinned by the need for increased process efficiency and the continuous evolution of consumers' shopping experience. In this scenario, Linx, with its high level of investment and leadership, can continue to take advantage of new opportunities based on the adoption of management software that continue to evolve towards the use of an 100% integrated end-to-end platform.

OPERATING AND FINANCIAL RESULTS

OPERATING PERFORMANCE

At the end of 2Q19, our customer retention rate reached 99.3%. Additionally, our largest client represented 1.9% of subscription revenue and the top 100 represented 27.9%. The high customer retention rate and low customer concentration reflect our broad, diversified and loyal customer base.

OPERATING REVENUES

(BRL ´000)	2Q19	2Q18	YoY	1Q19	QoQ	1H19	1H18	HoH
Subscription revenue¹	188,201	164,525	14.4%	180,515	4.3%	368,716	326,887	12.8%
Consulting service revenue¹	30,794	29,364	4.9%	21,976	40.1%	52,770	48,925	7.9%
Sales taxes²	(21,880)	(19,114)	14.5%	(19,749)	10.8%	(41,629)	(36,981)	12.6%
Cancellations and rebates	(4,464)	(4,030)	10.8%	(5,937)	-24.8%	(10,401)	(9,676)	7.5%
Net operating revenues	192,651	170,745	12.8%	176,805	9.0%	369,456	329,155	12.2%

(1) Subscription revenue for 2Q2018 was adjusted from BRL 155,702 to BRL 164,525 and consulting service revenue was adjusted from BRL 38,187 to BRL 29,364 due to the reclassification of royalties revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15. The reclassification of royalties revenues, which were reallocated from consulting service revenue to subscription revenue, was BRL 8,823 thousand in 2Q18.
(2) Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Linx's growth continued to be focused on increasing the share of wallet in the different profiles within our customer base, which continued to contract new services natively integrated with our end-to-end platform. The main trend observed this quarter is the increased propensity of retailers to become OmniChannel, which we serve through Linx Digital's offerings through an integration of online and offline channels. In this quarter, OMS now has 11 clients in different stages of implementation following the signing of new contracts during the period (Nike and Alpargatas). In this same context, the e-commerce platform reached around 1,000 active websites, with one of its main differentials being the offerings of Linx Impulse. Additionally, the financial services offerings (Linx Pay Hub) continue to grow, mainly supported by the strong adoption of EFT, as well as the continuous increase of our portfolio of differentiated solutions and 100% integrated with the other products we offer. In 2Q19, Linx Digital and financial services (Linx Pay Hub) accounted for about 14% of subscription revenue each.

In 2Q19, subscription revenue reached BRL 188.2 million, representing 86% of gross operating revenues, +14.4% over 2Q18 and +4.3% over 1Q19. The increase demonstrates the resilience of the business model based on subscription revenue, SaaS and the operations of Linx Digital and financial services (Linx Pay Hub), solutions that are 100% integrated with the end-to-end platform, thereby strengthening customer base lock-in. It is worth mentioning that 50% of subscription revenue comes from cloud offerings (in 2013, this percentage was 30%). Additionally, we adopted IFRS15 beginning in 1Q19, which became effective on January 1, 2018. IFRS15 introduced a comprehensive framework for determining when revenue is recognized and how revenues from customer contracts are measured. The recognition of royalties revenue is now deferred in 36 months. It is now recognized as subscription revenue rather than consulting service revenue. Reconciliation of subscription revenue with this effect can be found in attachment VII.

Consulting service revenue reached BRL 30.8 million in the quarter, +4.9% compared to 2Q18, mainly due to allocation of royalties revenues. In relation to 1Q19, consulting service revenue increased 40.1% due to the larger number and size of implementation projects in the period, mainly related to OMS.

Deferred revenues in the short and long term in the balance sheet (revenue from services already billed but not recognized as the service has not yet been provided) totaled BRL 48.8 million by the end of 2Q19. In the following months, as services are delivered, these revenues will be duly recognized.

OPERATING EXPENSES

(BRL ´000)	2Q19	2Q18	YoY	1Q19	QoQ	1H19	1H18	HoH
Net operating revenues	192,651	170,745	12.8%	176,805	9.0%	369,456	329,155	12.2%
Cost of services provided	(49,039)	(49,886)	-1.7%	(46,923)	4.5%	(95,962)	(94,821)	1.2%
% NOR	25.5%	29.2%	380 bps	26.5%	(110)bps	26.0%	28.8%	(280)bps
General and administrative expenses (ex-depreciation and amortization)	(37,837)	(32,961)	14.8%	(32,690)	15.7%	(70,527)	(68,781)	2.5%
% NOR	19.6%	19.3%	30 bps	18.5%	120 bps	19.1%	20.9%	(180) bps
Depreciation and amortization	(31,590)	(18,974)	66.5%	(24,348)	29.7%	(55,938)	(37,404)	49.6%
% NOR	16.4%	11.1%	530 bps	13.8%	260 bps	15.1%	11.4%	380 bps
Selling expenses	(36,081)	(28,591)	26.2%	(35,325)	2.1%	(71,406)	(50,650)	41.0%
% NOR	18.7%	16.7%	200 bps	20.0%	-130 bps	19.3%	15.4%	390 bps
Research and development	(20,113)	(18,049)	11.4%	(18,372)	9.5%	(38,485)	(34,256)	12.3%
% NOR	10.4%	10.6%	(10) bps	10.4%	0 bps	10.4%	10.4%	10 bps
Other operating revenues (expenses)	6,420	(1,104)	n.a.	6,190	3.7%	12,610	7,099	77.6%
% NOR	3.3%	0.6%	270 bps	(3.5)%	680 bps	3.4%	2.2%	130 bps

Cost of services provided reached BRL 49.0 million in 2Q19, stable in relation to 2Q18 and up 4.5% over 1Q19. This increase is mainly explained by the acquisition of Hiper during the quarter. As a result, gross margin reached 74.5% in 2Q19, +370 bps and +100 bps in relation to 2Q18 and 1Q19, respectively.

General and administrative expenses (ex-depreciation and amortization) grew 30 bps and 120 bps as a percentage of NOR, compared to 2Q18 and 1Q19, respectively. These developments were mainly due to the provision of long-term incentive linked to Linx Pay's five-year goals, as approved in the last Annual General Meeting, and the impact of Hiper's consolidation of expenses in the quarter.

Depreciation and amortization expenses, as a percentage of NOR, increased by 530 bps and  260 bps compared to 2Q18 and 1Q19, respectively. These evolutions occurred due to the IFRS16. Additionally, the increase over 2Q18 was driven by the higher amortization of goodwill generated by the companies acquired in the period. The schedule of accounting goodwill amortization (PPA) is in attachment VI.

In 2Q19, selling expenses, as a percentage of NOR, increased 200 bps compared to 2Q18 due to more intense investments in sales teams this past year, mainly involving the Linx Core and Franchise teams to reinforce the cross selling of new offers connected to Linx Digital and financial services (Linx Pay Hub). Compared to 1Q19, selling expenses decreased 130 bps as a percentage of NOR, mainly explained by the increase in organizational efficiency of the sales teams in the quarter.

The research and development expenses (R&D), when compared as percentage of NOR, presented a decrease of 10 bps compared to 2Q18, mainly as a result of increased operating efficiency, arising from synergies from past acquisitions. Compared to 1Q19, research and development expenses remained stable.

In 2Q19, BRL 15.9 million were capitalized in R&D expenses, of which BRL 3.5 million are tied to financial services solutions. Major investments in innovation are related to our products integrated with the financial services (Linx Pay Hub) and Linx Digital portfolio of services, reinforcing our position as a leading provider of a 100% integrated end-to-end platform that enables the retailer to become OmniChannel. In addition, Linx has invested in entrance into new markets, seeking new customer profiles by investing in future Big Data and intelligence opportunities.

EBITDA AND EBITDA MARGIN

(BRL ´000)	2Q19	2Q18	YoY	1Q19	QoQ	1H19	1H18	HoH
Net income	12,468	18,348	-32.0%	17,180	-27.4%	29,648	44,800	-33.8%
(+) Current income and social contribution taxes	(3,219)	(5,485)	-41.3%	(6,393)	-49.6%	(9,612)	(11,892)	-19.2%
(+) Net financial income (expenses)	(8,724)	2,653	n.a.	(1,764)	n.a.	(10,488)	6,350	n.a.
(+) Depreciation and amortization	31,590	18,974	66.5%	24,348	29.7%	55,938	37,404	49.6%
EBITDA	56,001	40,154	39.5%	49,685	12.7%	105,686	87,746	20.4%
Net operating revenues	192,651	170,745	12.8%	176,805	9.0%	369,456	329,155	12.2%
EBITDA margin	29.1%	23.5%	570 bps	28.1%	90 bps	28.6%	26.7%	210 bps
Net earn-outs reversion¹	(8,100)	-	n.a.	(3,700)	118.9%	(11,800)	(7,664)	54.0%
Adjusted EBITDA	47,901	40,154	19.3%	45,985	4.2%	93,886	80,082	17.2%
Adjusted EBITDA margin	24.9%	23.5%	140 bps	26.0%	-120 bps	25.4%	24.3%	120 bps
(1) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs subject to the achievement of financial and operating targets. When those targets are not achieved by the acquired companies, there is an earn-out reversion in the period.

Adjusted EBITDA reached BRL 47.9 million in the quarter, +19.3% and +4.2% compared to 2Q18 and 1Q19, respectively.

Adjusted EBITDA margin reached 24.9% in the quarter, +140 bps in relation to 2Q18. The evolution is mainly explained by the adoption of IFRS16, as well as the operating leverage of investments made in acquisitions in previous quarters and in the structures of Linx Pay Hub and Linx Digital, which continue to increase their addressable market in new markets and geographies. Compared to 1Q19, adjusted EBITDA margin decreased by 120 bps mainly due to the consolidation of newly acquired company with lower margin than Linx.

NET FINANCIAL INCOME (EXPENSES)

(BRL ´000)	2Q19	2Q18	YoY	1Q19	QoQ	1H19	1H18	Δ%
Net financial income (expenses)	(8,724)	2,653	n.a.	(1,764)	394.6%	(10,488)	6,350	n.a.
Financial income	6,785	15,921	-57.4%	10,284	-34.0%	17,069	27,966	-39.0%
Financial expenses	(15,509)	(13,268)	16.9%	(12,048)	28.7%	(27,557)	(21,616)	27.5%
Income before taxes	15,687	23,833	-34.2%	23,573	-33.5%	39,260	56,692	-30.7%

Net financial income (expenses) was -BRL 8.7 million in 2Q19, -BRL 11.4 million and -BRL 7.0 million in relation to 2Q18 and 1Q19, respectively. These variations mainly reflect the effect the impact of BRL 6.7 million from negative exchange variation on the portion of funds raised internationally from the global offering of shares held in June this year.

INCOME AND SOCIAL CONTRIBUTION TAX

(BRL ´000)	2Q19	2Q18	1Q19	1H19	1H18
Net income before income tax	15,687	23,833	23,573	39,260	56,692
Combined statutory rates	34%	34%	34%	34%	34%
Income and social contribution taxes
Calculated at combined statutory rates	(5,334)	(8,103)	(8,015)	(13,348)	(19,275)
Permanent differences
Permanent additions	260	-	119	379	-
Law 11.196/05 (Research and development subsidies)	4,086	2,385	2,124	6,210	4,829
Income and social contribution taxes (presumed profit regime)	772	2,196	(647)	125	1,625
Tax losses (compensation and composition)	399	-	(399)	-	-
Effects of tax rates of subsidiaries abroad	(2,068)	1,417	949	(1,119)	1,417
Provision for license revenues (IFRS15) and expectations of losses (IFRS09)	2,386	-	(2,386)	-	-
Other net differences	(3,721)	(1,186)	1,862	(1,859)	(488)
Deferred and social contribution taxes	(609)	(3,889)	(4,368)	(4,977)	(8,632)
Current and social contribution taxes	(2,610)	(1,596)	(2,025)	(4,635)	(3,260)

Current income and social contribution rate	17%	7%	9%	12%	6%
Total income and social contribution rate	21%	23%	27%	24%	21%

The current spending on income and social contribution taxes, i.e. the ones that actually affected our net cash position, amounted to BRL 2.6 million in 2Q19, with a current rate of 17%. The total current rate, which includes deferred and current taxes was 21% in the quarter, lower than 2Q18 and 1Q19 mainly due to the effects of tax rates of our subsidiary abroad, partially offset by temporary differences generated on the effects of IFRS15 and IFRS9.

NET INCOME

Net income was BRL 12.5 million in 2Q19, -32.0% and -27.4% compared 2Q18 and 1Q19, respectively. These developments mainly reflect the impact of BRL 6.7 million from negative exchange variation on the share of funds raised internationally from the global share offering made in June this year.

CASH GENERATION AND NET CASH

In 2Q19, our cash reached a balance of BRL 1,125.4 million, a sharp increase over the previous quarter due to the inflow of funds raised internationally with the global share offering made in June. Additionally, the average return on cash in the quarter was 100.5% of CDI.

Our gross debt at the end of the 2Q19 was BRL 475.1 million, +11.6% compared to 1Q19, being comprised of BRL 229.4 million in BNDES loans, BRL 142.0 million in accounts payable for the acquisitions of assets and controlled companies, BRL 102.4 million in leasing related to IFRS16, since it’s necessary to measure and recognize to present value the our leases and subsidiaries and BRL 1.3 million of other loans. The average debt cost in the quarter was 59.7% of CDI.

Our net cash in 2Q19 was BRL 650.3 million. For a view of the total cash flow (cash and equivalents + financial investments), follows the statement of the total cash flow in attachment IV.

2Q19 Cash Flow (BRL million)

37.4
425.8
463.2
41.0
87.3
46.5
25.0
800.3
20.2
1,125.4
475.1
650.3
Net Cash on 1Q19
Net Debt on 1Q19
Cash and equivalents on 1Q19 (1)
Net cash provided by operating activities (2)
Payments from acquisitions (3)
CAPEX
Dividends and IOC paid
Capital increase, goodwill in subscription shares and expenses with issuance of shares (4)
Net cash used in other financing and investment activities (5)
Cash and equivalents on 2Q19
Net Debt on 2Q19
Net Cash on 2Q19

 2Q19 Cash Flow (BRL million)
Notes:
(1) The sum of Cash and Financial Investments.
(2) Income from the sale of fixed and intangible assets.
(3) Acquisition of subsidiaries, net of cash acquired and payment of accounts payable of acquisitions from subsidiaries.
(4) Net amount of the global share offering ended June 2019, less commissions, attorney expenses, among others.
(5) Income and payments on loans and financing, financial charges and exchange variation on cash and cash equivalents.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the third quarter and full year 2019, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on June 27, 2019. The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

ATTACHMENT I – INCOME STATEMENT

(BRL ´000)	2Q19	2Q18	YoY	1Q19	QoQ	1H19	1H18	HoH
Subscription revenue¹	188,201	164,525	14.4%	180,515	4.3%	368,716	326,887	12.8%
Consulting service revenue¹	30,794	29,364	4.9%	21,976	40.1%	52,770	48,925	7.9%
Gross operating revenues	218,995	193,889	12.9%	202,491	8.2%	421,486	375,812	12.2%
Sales taxes²	(21,880)	(19,114)	14.5%	(19,749)	10.8%	(41,629)	(36,981)	12.6%
Cancellations and rebates	(4,464)	(4,030)	10.8%	(5,937)	(24.8)%	(10,401)	(9,676)	7.5%
Net operating revenues	192,651	170,745	12.8%	176,805	9.0%	369,456	329,155	12.2%
Cost of services provided	(63,417)	(49,886)	27.1%	(59,999)	5.7%	(123,416)	(94,821)	30.2%
Gross profit	129,234	120,859	6.9%	116,806	10.6%	246,040	234,334	5.0%
Operating expenses	(104,823)	(99,679)	5.2%	(91,469)	14.6%	(196,292)	(183,992)	6.7%
General and administrative expenses	(55,049)	(51,935)	6.0%	(43,962)	25.2%	(99,011)	(106,185)	-6.8%
Selling expenses	(36,081)	(28,591)	26.2%	(35,325)	2.1%	(71,406)	(50,650)	41.0%
Research and development	(20,113)	(18,049)	11.4%	(18,372)	9.5%	(38,485)	(34,256)	12.3%
Other operating revenues (expenses)	6,420	(1,104)	n.a.	6,190	3.7%	12,610	7,099	77.6%
Income before financial income (expenses) and taxes	24,411	21,180	15.3%	25,337	-3.7%	49,748	50,342	-1.2%
Net financial income (expenses)	(8,724)	2,653	n.a.	(1,764)	n.a.	(10,488)	6,350	n.a.
Financial revenues	6,785	15,921	-57.4%	10,284	-34.0%	17,069	27,966	-39.0%
Financial expenses	(15,509)	(13,268)	16.9%	(12,048)	28.7%	(27,557)	(21,616)	27.5%
Income before taxes	15,687	23,833	-34.2%	23,573	-33.5%	39,260	56,692	-30.7%
Deferred income and social contribution taxes	(609)	(3,889)	-84.3%	(4,368)	-86.1%	(4,977)	(8,632)	-42.3%
Current income and social contribution taxes	(2,610)	(1,596)	63.5%	(2,025)	28.9%	(4,635)	(3,260)	42.2%
Net income	12,468	18,348	-32.0%	17,180	-27.4%	29,648	44,800	-33.8%
(1) Subscription revenue for 2Q2018 was adjusted from BRL 155,702 to BRL 164,525 and consulting service revenue was adjusted from BRL 38,187 to BRL 29,364 due to the reclassification of royalties revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15. The reclassification of royalties revenues, which were reallocated from consulting service revenue to subscription revenue, was BRL 8,823 thousand in 2Q18.
(2) Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

ATTACHMENT II – PROFORMA SUBSCRIPTION AND CONSULTING SERVICE REVENUES (2Q18)

(BRL ´000)	2Q18	Δ%	2Q18
Subscription revenue¹	164,525	8,823	155,702
Consulting service revenue¹	29,364	(8,823)	38,187
Gross operating revenue	193,889	-	193,889
Sales taxes²	(19,114)	-	(19,114)
Cancellations and rebates	(4,030)	-	(4,030)
Net operating revenue	170,745	-	170,745
Cost of services provided	(49,886)	-	(49,886)
Gross profit	120,859	-	120,859
Operating expenses	(99,679)	-	(99,679)
General and administrative expenses	(51,935)	-	(51,935)
Sales and marketing expenses	(28,591)	-	(28,591)
Research and development	(18,049)	-	(18,049)
Other operating revenues (expenses)	(1,104)	-	(1,104)
Income before financial income (expenses) and taxes	21,180	-	21,180
Net financial income (expenses)	2,653	-	2,653
Financial income	15,921	-	15,921
Financial expenses	(13,268)	-	(13,268)
Income before taxes	23,833	-	23,833
Deferred income and social contribution taxes	(3,889)	-	(3,889)
Current income and social contribution taxes	(1,596)	-	(1,596)
Net income	18,348	-	18,348

(1) Subscription revenue for 2Q2018 was adjusted from BRL 155,702 to BRL 164,525 and consulting service revenue was adjusted from BRL 38,187 to BRL 29,364 due to the reclassification of royalties revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15. The reclassification of royalties revenues, which were reallocated from consulting service revenue to subscription revenue, was BRL 8,823 thousand in 2Q18.
(2) Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

ATTACHMENT III – BALANCE SHEET

Assets (BRL ´000)	6/30/2019	12/31/2018
Cash and cash equivalents	833,654	49,850
Short-term interests bank deposits	291,758	413,374
Accounts receivable	208,796	167,102
Recoverable taxes	30,680	35,094
Other receivables	38,639	43,407
Current assets	1,403,527	708,827

Accounts receivable in the long term	3,064	3,280
Deferred taxes	8,090	4,449
Other credits	9,888	7,213
Long-term assets	21,042	14,942

Property, plant and equipment	78,246	74,273
Intangible assets	1,122,557	849,634
Non-current assets	1,221,845	938,849

Total assets	2,625,372	1,647,676

Liabilities + Shareholders equity (BRL ´000)	6/30/2019	12/31/2018
Suppliers	14,660	13,623
Loans and financing	53,640	40,720
Labor obligations	64,876	43,801
Taxes and contributions payable	9,755	13,455
Income and social contribution taxes	1,719	1,206
Accounts payable from acquisition of subsidiaries	50,793	57,099
Deferred revenue	37,270	40,053
Anticipation of dividends	-	2,764
Other liabilities	24,884	7,979
Current liabilities	257,597	220,700

Loans and financing	279,492	209,261
Labor obligations	2,206	-
Accounts payable from acquisitions of subsidiaries	91,209	55,388
Deferred tax liabilities	81,516	72,635
Deferred revenue	11,579	19,195
Provision for contingencies	23,042	10,960
Other liabilities	3,407	2,328
Non-current liabilities	492,451	369,767

Social capital	645,447	488,467
Capital reserve	1,023,558	369,879
Profit reserve	180,428	179,457
Net income	29,648	-
Proposed additional dividends	-	22,236
Other comprehensive income	(3,757)	(2,830)
Total shareholders equity	1,875,324	1,057,209

Total liabilities + Shareholders equity	2,625,372	1,647,676

ATTACHMENT IV – TOTAL CASH FLOW

(BRL ´000)	2Q19	2Q18	1Q19	1H19	1H18
Cash flows from operating activities
Net income for the period	12,468	18,348	17,180	29,648	44,800
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	31,590	18,974	24,348	55,938	37,404
Allowance for doubtful accounts	(621)	668	529	(92)	757
Provision for present value adjustment	1,869	112	1,531	3,400	(8,849)
Stock option plan	7,693	549	2,297	9,990	928
Financial charges	9,494	9,613	7,642	17,136	12,282
Provision for disposal of assets	867	192	429	1,296	8,338
Deferred taxes	609	3,889	4,368	4,977	8,632
Current taxes	2,610	1,596	2,025	4,635	3,260
Other operating revenues / Earn-out	(8,941)	60	(9,232)	(18,173)	(8,997)
Provision for contingency	451	1,147	1,334	1,785	818
Comprehensive income	-	(1,027)	-	-	(1,027)
IAS 29 Effects	(194)	-	519	325	-
Decrease (increase) of assets
Trade accounts receivable	(34,315)	(20,788)	(6,124)	(40,439)	(27,138)
Recoverable taxes	1,262	(8,012)	3,415	4,677	(11,059)
Other credits and judicial deposits	10,318	(2,507)	(9,021)	1,297	(7,345)
Increase (decrease) in liabilities
Suppliers	579	3,211	(1,256)	(677)	5,551
Labor obligations	9,845	2,171	10,707	20,552	8,823
Taxes and contributions payable	(3,906)	(74)	(2,123)	(6,029)	(1,519)
Deferred revenue	(5,918)	(2,991)	(4,481)	(10,399)	(3,131)
Other accounts payable	7,197	(2,086)	9,117	16,314	(2,244)
Income and social contribution taxes	(1,225)	697	(1,093)	(2,318)	-
Net cash provided by (used in) operating activities	41,732	23,742	52,111	93,843	60,284
Cash flows from investment activities
Acquisition of PP&E	(4,912)	(7,394)	(4,770)	(9,682)	(9,953)
Acquisition of intangible assets	(42,359)	(10,333)	(18,442)	(60,801)	(25,541)
Acquisition of subsidiaries, net of cash	(73,885)	(61,018)	-	(73,885)	(75,218)
Net cash provided by (used in) investment activities	(121,156)	(78,745)	(23,212)	(144,368)	(110,712)
Cash flows from financing activities
Income from loans and financing	-	-	-	-	44,468
Payments of principal from loans and financing	(14,058)	(10,358)	(13,895)	(27,953)	(19,995)
Financial charges paid	(6,132)	(2,526)	(3,851)	(9,983)	(4,504)
Payment of acquired subsidiaries	(13,412)	(5,269)	(10,681)	(24,093)	(38,870)
Dividends and IOC paid	(25,000)	(23,000)	-	(25,000)	(23,000)
Capital increase	156,618	-	362	156,980	1,442
Goodwill on subscription of shares	674,982	-	-	674,982	-
Shares issue expense	(31,293)	-	-	(31,293)	-
Net cash provided by (used in) financing activities	741,705	(41,153)	(28,065)	713,640	(40,459)
Exchange variation on cash and cash equivalents	(53)	(423)	(874)	(927)	(790)
Increase (decrease) in cash and cash equivalents	662,228	(96,579)	(40)	662,188	(91,677)
Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period	463,184	556,626	463,224	463,224	551,724
At the end of the period	1,125,412	460,047	463,184	1,125,412	460,047
Increase (decrease) in cash and cash equivalents	662,228	(96,579)	(40)	662,188	(91,677)

ATTACHMENT V – CASH FLOW

(BRL ´000)	2Q19	2Q18	1Q19	1H19	1H18
Cash flows from operating activities
Net income for the period	12,468	18,348	17,180	29,648	44,800
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	31,590	18,974	24,348	55,938	37,404
Allowance for doubtful accounts	(621)	668	529	(92)	757
Provision for present value adjustment	1,869	112	1,531	3,400	(8,849)
Stock option plan	7,693	549	2,297	9,990	928
Financial charges	9,494	9,613	7,642	17,136	12,282
Provision for disposal of assets	867	192	429	1,296	8,338
Deferred taxes	609	3,889	4,368	4,977	8,632
Current taxes	2,610	1,596	2,025	4,635	3,260
Interest earning from bank deposits	(5,896)	(7,248)	(6,526)	(12,422)	(15,405)
Other operating revenues / Earn-out	(8,941)	60	(9,232)	(18,173)	(8,997)
Provision for contingency	451	1,147	1,334	1,785	818
Comprehensive income	-	(1,027)	-	-	(1,027)
IAS 29 Effects	(194)	-	519	325	-
Decrease (increase) of assets
Trade accounts receivable	(34,315)	(20,788)	(6,124)	(40,439)	(27,138)
Recoverable taxes	1,262	(8,012)	3,415	4,677	(11,059)
Other credits and judicial deposits	10,318	(2,507)	(9,021)	1,297	(7,345)
Increase (decrease) in liabilities
Suppliers	579	3,211	(1,256)	(677)	5,551
Labor obligations	9,845	2,171	10,707	20,552	8,823
Taxes and contributions payable	(3,906)	(74)	(2,123)	(6,029)	(1,519)
Deferred revenue	(5,918)	(2,991)	(4,481)	(10,399)	(3,131)
Other accounts payable	7,197	(2,086)	9,117	16,314	(2,244)
Income and social contribution taxes	(1,225)	697	(1,093)	(2,318)	-
Net cash provided by (used in) operating activities	35,836	16,494	45,585	81,421	44,879
Cash flows from investment activities
Acquisition of PP&E	(4,912)	(7,394)	(4,770)	(9,682)	(9,953)
Acquisition of intangible assets	(42,359)	(10,333)	(18,442)	(60,801)	(25,541)
Acquisition of subsidiaries, net of cash	(73,885)	(61,018)	-	(73,885)	(75,218)
Financial investments	(117,623)	(94,262)	(117,514)	(235,137)	(234,039)
Redemption of interest and financial investments	245,000	195,310	124,175	369,175	343,806
Net cash provided by (used in) investment activities	6,221	22,303	(16,551)	(10,330)	(945)
Cash flows from financing activities
Income from loans and financing				-	44,468
Payments of principal from loans and financing	(14,058)	(10,358)	(13,895)	(27,953)	(19,995)
Financial charges paid	(6,132)	(2,526)	(3,851)	(9,983)	(4,504)
Payment of acquired subsidiaries	(13,412)	(5,269)	(10,681)	(24,093)	(38,870)
Dividends and IOC paid	(25,000)	(23,000)	-	(25,000)	(23,000)
Capital increase	156,618	-	362	156,980	1,442
Goodwill on subscription of shares	649,311	-	-	674,982	-
Shares issue expense	(31,293)	-	-	(31,293)	-
Net cash provided by (used in) financing activities	741,705	(41,153)	(28,065)	713,640	(40,459)
Exchange variation on cash and cash equivalents	(53)	(423)	(874)	(927)	(790)
Increase (decrease) in cash and cash equivalents	783,709	(2,773)	95	783,804	2,685
Statement of increase (decrease) in cash and cash equivalents
At the beginning of the period	49,945	48,382	49,850	49,850	42,918
At the end of the period	833,654	45,603	49,945	833,654	45,603
Increase (decrease) in cash and cash equivalents	783,709	(2,779)	95	783,804	2,685

ATTACHMENT VI – SCHEDULE OF GOODWILL AMORTIZATION (PPA AND FISCAL)

Quarter	Amount (BRL)	Quarter	Amount (BRL)
3Q19	(8,354,590)	3Q19	(18,026,396)
4Q19	(8,218,734)	4Q19	(16,676,309)
1Q20	(7,773,006)	1Q20	(16,237,546)
2Q20	(7,773,006)	2Q20	(15,736,022)
3Q20	(7,481,223)	3Q20	(14,732,974)
4Q20	(7,063,051)	4Q20	(14,732,974)
1Q21	(6,854,220)	1Q21	(14,658,021)
2Q21	(6,823,889)	2Q21	(13,965,521)
3Q21	(6,361,479)	3Q21	(13,619,271)
4Q21	(5,921,183)	4Q21	(13,619,271)
1Q22	(5,602,605)	1Q22	(13,619,271)
2Q22	(5,573,873)	2Q22	(13,619,271)
3Q22	(5,379,239)	3Q22	(12,477,478)
4Q22	(4,650,599)	4Q22	(12,477,478)
1Q23	(3,786,415)	1Q23	(10,973,158)
2Q23	(3,395,920)	2Q23	(9,632,707)
3Q23	(2,773,438)	3Q23	(8,420,132)
4Q23	(2,612,672)	4Q23	(7,019,964)
1Q24	(2,612,672)	1Q24	(6,724,841)
2Q24	(2,045,636)	2Q24	(4,165,531)
3Q24	(1,227,265)	3Q24	(4,165,531)
4Q24	(853,669)	4Q24	(2,386,916)
1Q25	(807,787)	1Q25	(1,959,099)
2Q25	(717,422)	2Q25	(1,103,466)
3Q25	(717,422)	3Q25	(1,103,466)
4Q25	(717,422)	4Q25	(367,822)
1Q26	(717,422)	1Q26	-
2Q26	(717,422)	2Q26	-
3Q26	(528,192)	3Q26	-
4Q26	(487,258)	4Q26	-

ATTACHMENT VII – PROFORMA SUBSCRIPTION AND CONSULTING SERVICE REVENUES (IFRS15)

(BRL ´000)	1Q18	2Q18	3Q18	4Q18
Subscription revenue¹	162,362	164,525	171,275	182,638
Consulting service revenue¹	19,561	29,364	27,308	27,117
Gross operating revenue	181,923	193,889	198,583	209,755

(1) Subscription revenue and consulting service revenue were adjusted due to the reclassification of royalties revenues, which were reallocated from consulting service to subscription revenue, in accordance with IFRS15. We implemented this change in our financial statements beginning in January 2019 as a result of our adoption of IFRS15.

GLOSSARY

Consulting service revenue: revenue from implementation services of our systems, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Customer retention rate: is the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

EBITDA: We calculate EBITDA as net income plus: (1) net financial income (expense); (2) income tax and social contribution and (3) depreciation and amortization. Since our calculation of EBITDA does not consider net financial income (expense), income tax and social contribution and depreciation and amortization, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other accounting and financial information available, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also on our ability to pay interest and principal on our debt and to incur additional debt to finance our capital expenditures and our working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, on Adjusted EBITDA we highlight from EBITDA non-recurring expenses during the period.

EBITDA margin: We calculate EDITDA margin by dividing EBITDA for the period by net operating revenues for the same period.

EFT: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This entirely electronic payment solution is also fully integrated with our ERP (enterprise resource planning) software. Through EFT, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloudbased software, the importance of and demand for these solutions has increased. We offer EFT services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our EFT solutions may experience improved performance, stability and availability of our other software solutions.

IDC research: engaged annually by Linx since 2012, IDC (International Data Corporation) provides an overview of the Brazilian retail software market. As a methodology, IDC internal studies and interviews with various market players are used. Founded in 1964, IDC is a wholly-owned subsidiary of International Data Group (IDG), the world's leading media, data and marketing services company that activates and engages the most influential technology buyers.

Lei do Bem: Law 11,196/05 - We benefit from tax incentives for technological research and development of technological innovations, provided by Law 11,196 of 2005, known as the Lei do Bem. Among the benefits that we enjoy is accelerated depreciation, by deduction as a cost or an operating expense in the computation period in which they are made, the expenditures related exclusively to technological research and technological innovation development, which explains a large part of our expenditures in depreciation and amortization. We also benefit from the deduction, for purposes of calculating net income, of the sum of expenditures made during the period in technological research and technological innovation development, classified as operating expenses by legislation on Corporate Income Tax.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the e-commerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or Financial Services: it involves initiatives such as EFT, DUO (Smart POS), Linx Pay (sub-acquiring), Linx Antecipa (Prepayment of receivables), and new products aligned to the strategic positioning of Linx in this area.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

●
Omni OMS module: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, e-commerce platform and mobile solutions, among others.

●
Omni in-store module: This module is connected to a physical store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including: choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others

Through our OMS product, retailers are able to manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (EFT), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

Subscription revenue: comprises revenue for service-related monthly subscription fees we charge our customers for (1) the right to use our software and (2) fees we charge for continuous technology support, helpdesk services, software hosting services, support teams and connectivity service. Fees charged in (1) and (2) above are bundled in one contract having a duration of generally twelve months, subject to automatic renewal. Fees related to subscription revenue are non-refundable and paid monthly.  Subscription revenue is recognized in our statement of income ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied. If a start-up fee is charged, in 2017 and 2016, this upfront fee was recognized upon commencement of the service upon adoption IFRS15, this fee is recognized over the average customer life for which this performance obligation is provided. The majority of our revenue is derived from our customers’ monthly use of our systems.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 14, 2019

Linx S.A.

By:	/s/ Alexandre Kelemen
Name: Alexandre Kelemen
Title: Investor Relations Officer